[GRAPHIC OMITTED]

March 18, 2005



Mr. Martin James
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Mail Stop 0306
Washington, D.C.  20549

Re:     Optical Communication Products, Inc.
        Form 10-K for the year ended September 30, 2004

Dear Mr. James:

We address the following comments made in your correspondence dated January 28, 2005:

Form 10-K for the year ended September 30, 2004
-----------------------------------------------

Item 7.  Management's Discussion and Analysis of Financial Condition and Results
--------------------------------------------------------------------------------
of Operations
-------------

Results of Operations - Page 36
-------------------------------

1. In future filings, consider presenting a tabular comparison of your results in different periods, with percentage changes, followed by your narrative discussion and analysis of the reasons for material changes and their implications. Refer to SEC Release No. 34-48960.

        We acknowledge your comment to consider presenting a tabular comparison of our results of operations in different periods, with percentage changes, followed by our narrative discussion and analysis of the reasons for material changes and their implications. In future filings, we will present such a table, as well as a discussion of the reasons for material changes and, to the extent we are able to determine them, their implications.

2. Please refer to Item 303(A) of Regulation S-K and FRR No. 36-501.4 and revise the discussion in future filings to address the following:


                      Optical Communication Products, Inc.
                               6101 Variel Avenue
                        Woodland Hills, California 91367

        (a) Discuss and quantify the extent to which the increases or decreases in net revenue are attributable to price changes, volume changes, the introduction of new products, etc.

               We believe your comment refers to increases or decreases in "revenue" (rather than "net revenue"). We will endeavor to discuss and quantify the significant increases or decreases in revenue that are attributable to such factors as price changes, volume changes, and the introduction of new products.

        (b) Identify and quantify the contributing factors when two or more items contribute to the material change in a line item. For example, instead of merely stating the increase was due to an increase in demand from your existing customers, or an increase in sales to other customers; explain the underlying reasons for the increase and any offsetting decreases.

               We acknowledge your comment to identify and quantify the contributing factors when two or more items contribute to the material change in a line item and will expand explanations and discussions in future filings, to the extent we are able to make such determinations, to separately quantify and discuss such changes.

               Consider utilizing a tabular presentation to show the percentage changes between periods for MAN, LAN and SAN sales and provide a textual explanation of those changes.

               We acknowledge your comment about utilizing a tabular presentation to show the percentage changes between periods for MAN, LAN and SAN sales and providing a textual explanation of those changes. We will include such a table and discussion in future filings.

        (c) Discuss the substantial increases in your gross profit percentage in 2003 and 2004. Tell investors how you were able to achieve these increases and, to the extent possible, disclose what management anticipates in the future.

               In future filings, we will include a discussion of substantial increases in our gross profit (including how we achieved these results) and, to the extent we are able to reach a conclusion regarding the future, what management anticipates. Because the market in which we operate has been volatile, however, anticipating future increases or decreases in gross profit may not be possible.

3. Revise your discussion in future filings to also address specific Research & Development projects or groups of related projects.


                      Optical Communication Products, Inc.
                               6101 Variel Avenue
                        Woodland Hills, California 91367

        (a) To the extent possible, disclose the costs incurred to date, the current status, and the estimated completion dates, completion costs and capital requirements.

        (b) If estimated completion dates and costs are not reasonably certain, discuss those uncertainties.

        (c) Disclose the risks and uncertainties associated with completing development projects on schedule and the consequences if they are not completed timely.

        (d) Discuss your expected long-term plan for Research & Development expenditures.

        We respectfully advise the staff that we have endeavored to disclose as much information as possible regarding our research and development programs without compromising our competitive position.

        Specifically with respect to your comment 3(c), we note that our past filings have included specific risk factors that highlight the risks and uncertainties associated with, and the consequences of failing to accomplish, timely completion of our development projects. (See, e.g., our risk factor entitled "The market for our products is new and is characterized by rapid technological changes and evolving industry standards. If we do not respond to the changes in a timely manner, our products likely will not achieve market acceptance.") With respect to future filings, we will review and update, as appropriate, our risk factors with respect to research and development to make them as relevant as possible to our current circumstances.

4. In addition, we note the significant increase in research and development costs in 2003 as compared to 2002. Where changes in financial statement line items are significant and the result of several factors, each significant factor should be separately quantified and discussed. For example, you say that the increase "was due to an increase in salaries and other operating costs resulting from the increase on personnel and operation costs associated with the acquisitions of certain business assets of Cielo Communications and Gore Photonics and the addition of engineering personnel hired." However, you do not quantify the impact of each of these factors. Refer to SEC Release No. 34-48960.

        We acknowledge your comment that, where changes in financial statement line items are significant and the result of several factors, each significant factor should be separately quantified and discussed. Consistent with our response to Item 2, we will endeavor to separately quantify and discuss such changes in future filings.

5. We note your explanation for the decrease in general and administrative expenses in fiscal 2004 as compared to fiscal 2003 as well as the increase in fiscal 2003 as compared to 2002. Specifically you explain that the decrease in 2004 is in part related


                      Optical Communication Products, Inc.
                               6101 Variel Avenue
                        Woodland Hills, California 91367
        to a decrease in insurance expense primarily related to a decrease in directors' and officers' insurance premiums. In contrast, you explain the increase in 2003 as compared to 2002 is due in part to an increase in insurance expense primarily related to an increase in directors' and officers' insurance premiums.

        (a) In future filings discuss the reasons for the fluctuations in your premium expense and to the extent that this represents a trend, then tell investors.

               We acknowledge your comment and will discuss in future filings the reasons for fluctuations in our insurance premium expense. To the extent such changes represent a trend and we are able to identify it as such, we will also include in future filings a statement in that regard.

        (b) If the 2003 increases represented a one-time event, for example - a catch-up payment, then you should also highlight that fact for investors.

               We acknowledge your comment and will indicate in future filings if any such significant increase or decrease is a one-time event. The increase in 2003 was not a catch-up payment.

Consolidated Balance Sheet - Page F-3
-------------------------------------

6. We note that other accrued expenses represent approximately 26% of total current liabilities. In future filings, please state separately, in the balance sheet or in a note, any item, included in accrued liabilities, which is in excess of 5 percent of total current liabilities in accordance with Regulation S-X Article 5-02(20).

        We acknowledge your comment and, in future filings, we will state separately any items included in accrued liabilities that are in excess of 5 percent of current total liabilities in accordance with Regulation S-X Article 5-02(20).

Note 1.  Significant Accounting Policies
----------------------------------------

Inventories - Page F-8
----------------------

7. We note that the company has repeatedly utilized inventory in production that was previously written down as excess inventory. In future filings and in a supplemental response please address the following:

        (a) Expand your accounting policy for inventory obsolescence to include how the company accounts for usage of such inventory.

               At the point of write down, a new, lower-cost basis for that inventory is established, and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis. On occasion, we have discovered that written-down


                      Optical Communication Products, Inc.
                               6101 Variel Avenue
                        Woodland Hills, California 91367
               inventory was not obsolete or excess, as previously estimated. In those situations, the written down inventory is sold and reflected in cost of sales at the new written-down basis. Future filings will include this expanded discussion of our policy for inventory obsolescence.

        (b) Disclose your methods and timing for scrapping obsolete inventory and describe the circumstances which have resulted in your utilizing material amounts of obsolete inventory in the reported periods.

               We estimate our excess and obsolete inventory primarily through reference to historical usage and future demand forecasts. We operate in a highly-volatile industry with high and unpredictable rates of inventory obsolescence. We do not necessarily scrap written-down inventory; and if we receive purchase orders from our customers for products which use the previously written-down inventories, we will utilize these inventories to produce and fill those orders.

               During fiscal year ended September 30, 2001, the telecommunications industry, and in particular the fiber optic networking sector, suffered a severe downturn. As a result of our customers' declining business and the resulting adjustment of their inventory levels, we recorded an extraordinarily large write down of excess inventory of $18.1 million. Since fiscal year 2001, our write down of excess inventory has returned to a more reasonable level. Our write down of inventory for fiscal year 2004 was $759,000. Also, as demand from our customers increased after fiscal year 2001, we were able to utilize material amounts of inventory that had previously been written down.

               Please also see our response to Item 7(a) above. We respectfully advise the staff that we do not believe that our methods and timing for scrapping obsolete inventory and the circumstances which have resulted in our utilizing material amounts of obsolete inventory in the reported periods are appropriate footnote disclosures. We do, however, agree that such information is appropriate in MD&A and will make such disclosure in future filings.

        (c) Expand your critical accounting policy discussion in MD&A relating to inventory write-downs to provide similar disclosure.

               We acknowledge your comment and will expand our critical accounting policy in MD&A relating to inventory write-downs to provide similar disclosure.

Revenue Recognition - Page F-8
------------------------------

8. We note that you sell your products to communication equipment manufacturers and through contract manufacturers.


                      Optical Communication Products, Inc.
                               6101 Variel Avenue
                        Woodland Hills, California 91367

        (a) Tell us and expand your revenue recognition policy to explain how you account for price concessions offered to customers.

               Price concessions are recorded as an offset to revenue, but price concessions are not a material part of our business. For example, in fiscal 2004, we provided a provision of $19,945 for price protection; the actual cost was zero in fiscal 2004. If price concessions become a material part of our business, we will expand our revenue recognition policy in future filings to explain how we account for such price concessions offered to customers.

        (b) Tell us whether any of your product sales include price protection agreements or any obligations to buy back inventory from computer equipment manufacturers or contract manufacturers.

               Price protection and inventory buy back programs are not a material part of our business. For example, the total reserve for this exposure from these programs in fiscal 2004 was $79,309; the actual cost was zero in fiscal 2004. These costs are included in Sales Returns. Please also see our response to Item 8(a).

9. Tell us and in future filings expand your revenue recognition policies to disclose how you account for product returns.

        Product returns are recorded as an offset to revenue; product returned to inventory is offset against the cost of revenue. Product returns have historically not been material. For example, the total cost incurred for returned products in fiscal 2004 was $22,276. If costs associated with product returns become a material part of our business, we will expand our revenue recognition policy in future filings to explain how we account for such product returns.

Note 10.  Stockholders' Equity - Page F-17
------------------------------------------

10. We note the shares you repurchased from two executives of the company at a discount and the compensation expense you recognized. Please address the following:

        (a) Supplementally describe the circumstances surrounding the stock repurchase, including when and how the shares were originally obtained by the executives and the price, if any, they originally paid for the shares.

               Please see the attached Report on Form 8-K, which we filed on May 5, 2003 and which we incorporate by reference into this letter. The exercise price of these options was $0.00025 per share.

        (b) Discuss the relationship between the stock repurchased and options for the same number of shares shown as cancelled in the table on page F-18. Clarify whether you repurchased stock, cancelled options, or both.


                      Optical Communication Products, Inc.
                               6101 Variel Avenue
                        Woodland Hills, California 91367

               As discussed below, the shares repurchased from the two executives were "immature shares" resulting in a compensation charge. As the repurchase of immature shares results in accounting similar to that obtained when options are settled for cash, the Company disclosed the total 1,366,579 shares repurchased as cancelled options in footnote 10. In future filings, we will clarify our disclosure to more clearly indicate our treatment of this transaction.

        (c) Discuss any vesting provisions related to the original awards granted.

               The options vested over a four-year period, beginning from the time they were awarded in 1993.

        (d) Explain clearly why a new measurement date resulted from the stock repurchase.

               Because the shares were repurchased within six months after the exercise of the option, a new measurement date resulted from the stock repurchase.

        (e) Describe any agreements you entered into with the executives to compensate them for the discount, either currently or in a future period. Indicate the type of consideration.

               We have not entered into any agreements with the executives to compensate them for the discount, either currently or in a future period.

        (f) Provide us with your supporting calculations of the compensation charge recognized.

               Our supporting calculations of the compensation charge recognized are as follows:

                      (a) Shares repurchased by the Company            1,366,579
                      (b) Share Cost basis or option exercise price     $0.00025
                          -----------------------------------------      -------

                      (c) Subtotal cost basis (a * b)                        342

                      (d) Purchase price per share by the Company 0.96
                      (e) Gross repurchase value (a * d)               1,311,916
                          ------------------------------               ---------

                      (f) Compensation expense (e - c)                 1,311,574
                          ============================                 =========

        (g) Cite the accounting literature on which you based your accounting.

               Our accounting was based on FASB Interpretation ("FIN") 44 (Accounting for Certain Transactions involving Stock Compensation
               -


                      Optical Communication Products, Inc.
                               6101 Variel Avenue
                        Woodland Hills, California 91367
               an interpretation of APB Opinion No. 25), which states the following:

                      Par 65. Question 14--How should compensation cost be measured if cash is paid to settle a stock option or (unvested) stock award or to repurchase shares within six months after option exercise or issuance of the repurchased shares?

                      66. Interpretation--If cash is paid to an employee to settle an outstanding stock option, to settle an earlier grant of a stock award within six months after vesting, or to repurchase shares within six months after exercise of an option or issuance, total compensation cost shall be measured as the sum of:

                             a. The intrinsic value of the stock option or award (if any) at the original measurement date

                             b. The amount of cash paid to the employee (reduced by any amount paid by the employee to acquire the shares) that exceeds the lesser of the intrinsic value (if any) of the award (1) at the original measurement date or (2) immediately prior to the cash settlement.

Note 13.  Related Party Transactions - Page F-21
------------------------------------------------

11. In future filings, expand this note to disclose the extent of your relationship with Furukawa, including the fact that two members of your Board of Directors are also executives of Furukawa. In addition, disclose the existence of the Master Purchase Agreement between you and Furukawa and the material terms of your research and development collaborations. See paragraph 2 of SFAS 57.

        We acknowledge your comment and will expand this note in future filings to disclose the extent of our relationship with Furukawa (including the fact that members of our Board of Directors are also executives of Furukawa) and the existence of our Master Purchase Agreement with Furukawa. We have no current development commitments with Furukawa, and are not currently negotiating any development agreements with Furukawa.

Note 14.  Segment and Geographic Information - Page F-21
--------------------------------------------------------

12. In future filings expand your geographic disclosures to include long-lived assets located in the United States and long-lived assets located in foreign countries. See paragraph 38 of SFAS 131.

        We acknowledge your comment and we will expand our geographic disclosures in future filings to include long-lived assets located in the United States and long-lived assets located in foreign countries.


                      Optical Communication Products, Inc.
                               6101 Variel Avenue
                        Woodland Hills, California 91367

                                    * * * * *


The company acknowledges that:

o the company is responsible for the adequacy and accuracy of the disclosure in the filings;

o staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

o the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (818) 251-7128 if you have any further questions or comments regarding financial statements and related matters.

                              Sincerely,


                              /s/ Susie Nemeti
                              Susie Nemeti
                              Chief Financial Officer, Vice President of Finance and Administration, and Secretary
                              Optical Communication Products, Inc.


                      Optical Communication Products, Inc.
                               6101 Variel Avenue
                        Woodland Hills, California 91367

================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549


                                    FORM 8-K


                                 CURRENT REPORT


     Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

        Date of Report (Date of earliest event reported): April 28, 2003


                      OPTICAL COMMUNICATION PRODUCTS, INC.
             (Exact name of registrant as specified in its charter)



        Delaware                        000-31861             95-4344224
- ----------------------------         ---------------        -------------
(State or other jurisdiction          (Commission           (IRS Employer
of incorporation or organization)     File Number)          Identification No.)

20961 Knapp Street
Chatsworth, California                                         91311
- ----------------------------------------------          -------------------
(Address of principal executive offices)                    (Zip Code)

Registrant's telephone number, including area code:           (818) 701-0164

Item 5.  Other Events.

           On May 1, 2003, Optical Communication Products, Inc. (the "Registrant") purchased, in a private sale, an aggregate of 1,366,579 shares from Muoi Van Tran, the Registrant's Chief Executive Officer and President, and Mohammad Ghorbanali, the Registrant's Chief Operating Officer and Vice President of Technical Operations, at a per share purchase price of $0.96. A copy of the press release issued by the Registrant announcing this transaction is filed herewith as Exhibit 99.1 and is incorporated herein by reference.

Item 7.  Financial Statements, Pro Forma Financial Statements and Exhibits.

           (c) Exhibits.

               99.1        Press Release of the Registrant dated May 1, 2003
               99.2        Press Release of the Registrant dated April 28, 2003
               99.3 Transcript of the Registrant's conference call from April 28, 2003


Item 9. Disclosure of Results Of Operations And Financial Condition Provided Under Item 12 of Form 8-K.

           In accordance with SEC Release No. 33-8216, the information contained herein and in the accompanying exhibit is furnished under "Item 12. Disclosure of Results of Operations and Financial Condition." This information shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing. On April 28, 2003 the Registrant issued a press release announcing its financial results for the quarter ended March 31, 2003. A copy of the press release is filed herewith as Exhibit 99.2 and is incorporated herein by reference. Also on April 28, 2003, the Registrant held a conference call, open to the public, to discuss its financial results for the quarter ended March 31, 2003. A transcript of this conference call is filed herewith as Exhibit 99.3 and is incorporated herein by reference.

                                    SIGNATURE

           Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

May 2, 2003                               OPTICAL COMMUNICATION PRODUCTS, INC.
                                          a Delaware corporation


                                          By: /s/ Susie L. Nemeti
                                              --------------------------------
                                          Susie L. Nemeti
                                          Chief Financial Officer

                                  EXHIBIT INDEX

Exhibit No.       Description
- -----------       -----------

99.1              Press Release of the Registrant dated May 1, 2003
99.2              Press Release of the Registrant dated April 28, 2003
99.3              Transcript of the Registrant's conference call from April 28,
                  2003

                                                                    Exhibit 99.1


Optical Communication Products Announces Purchase of Shares from Muoi Van Tran and Mohammad Ghorbanali


CHATSWORTH, Calif., May 1, 2003 - Optical Communication Products, Inc. (Nasdaq:
OCPI), a manufacturer of fiber optic subsystems and modules for metropolitan area networks, local area networks and storage area networks, today announced that it purchased in a private sale 829,746 shares of its Class A common stock from Muoi Van Tran, OCP's Chief Executive Officer and President, and 536,833 shares of Class A common stock from Mohammad Ghorbanali, OCP's Chief Operating Officer and Vice President of Technical Operations. These shares represented approximately 4.8% of each of Dr. Tran's and Mr. Ghorbanali's respective beneficial ownership of OCP's Class A common stock. In each case, the purchase price was $0.96 per share, representing a 12% discount relative to the closing price of OCP's stock on May 1, 2003, resulting in an aggregate cash payment by OCP of $1,311,915.84. Following the purchase, Dr. Tran and Mr. Ghorbanali continued to beneficially hold approximately 14.3% and 9.3%, respectively, of OCP's common stock. The purchases were funded from available working capital, and the repurchased shares will be held in treasury or used for on going stock issuances such as issuances under employee stock plans.

The share purchase was approved by OCP's board of directors at its regular meeting held on April 25, 2003 on the basis that the purchase price be at the lower of the closing price of OCP's stock on April 25, 2003, or May 1, 2003 (three business days after the announcement on April 28, 2003 of OCP's financial results for the quarter ended March 31, 2003).

The shares sold to OCP in these transactions were acquired by Dr. Tran and Mr. Ghorbanali in May 2003 upon the exercise of non-qualified stock options granted to them in June 1993. These options would have expired in June 2003 had they not been exercised by Dr. Tran and Mr. Ghorbanali. Dr. Tran and Mr. Ghorbanali realized a taxable gain upon exercise of these options. Accordingly, they informed OCP that they would be compelled to sell these shares in the open market to generate income to pay their taxes. In determining whether to purchase these shares from Dr. Tran and Mr. Ghorbanali, the board concluded that an investment in OCP's shares at this time was an appropriate and suitable investment for OCP given the purchase price of the shares relative to the current and historical price of OCP's stock and OCP's current cash position. Under these circumstances, OCP's board determined that it was in the best interests of OCP and its stockholders to purchase, in a private sale, a portion of Dr. Tran's and Mr. Ghorbanali's shares at a price of $0.96 per share or less.

About OCP

OCP designs, manufactures and sells a comprehensive line of fiber optic subsystems and modules for metropolitan, local and storage area networks. OCP's product lines include optical transceivers, transponders, transmitters and receivers. For more information visit OCP's web site at www.ocp-inc.com.


OCP was founded in 1991 and has its headquarters in Chatsworth, California. Furukawa Electric Co. Ltd., based in Tokyo, beneficially owns 59.6% of OCP's outstanding capital stock as of March 31, 2003.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

This release contains forward-looking statements that involve risks and uncertainties. Actual results, outcomes, future events and predictions may differ materially from what is discussed herein. Important factors which could cause actual results, outcomes, future events or predictions to differ materially from those expressed or implied in the forward-looking statements include those detailed under "Risk Factors" and elsewhere in filings with the Securities and Exchange Commission made from time to time by OCP, including its periodic filings on Forms 10-K, 10-Q and 8-K. Other factors that could cause our actual results, outcomes, future events or predictions to differ materially from those expressed or implied in the forward-looking statements included herein include, but are not limited to, the following: the market downturn in the fiberoptic communications market will last longer than anticipated, our customers are unable to reduce their inventory levels in the near-term, we are unable to diversify and increase our customer base, and lower than expected market acceptance of our new products. OCP undertakes no obligation to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Contact:
Optical Communication Products Inc., Chatsworth
Susie Nemeti, 818-701-0164

                                                                    Exhibit 99.2


Optical Communication Products, Inc. Announces Financial Results for the Quarter Ended March 31, 2003

CHATSWORTH, Calif., April 28, 2003--Optical Communication Products, Inc. (Nasdaq: OCPI), a manufacturer of fiber optic subsystems and modules for metropolitan area, local area and storage area networks, today reported financial results for the quarter ended March 31, 2003, which is the second quarter of OCP's fiscal year ending September 30, 2003.

Revenue for the second quarter of fiscal 2003 was $9.6 million, an increase of 1.8% compared with $9.4 million for the first quarter of fiscal 2003, and no change compared to the second quarter of fiscal 2002. The net loss for the second quarter of 2003 was $1.7 million, compared to a net loss of $1.1 million for the first quarter of fiscal 2003 and net income of $63,000 for the second quarter of fiscal 2002. The loss per diluted share for the second quarter of fiscal 2003 was $0.02 per share, compared with a loss per diluted share of $0.01 for the first quarter of fiscal 2003 and net income per diluted share of $0.00 for the second quarter of fiscal 2002. During the second quarter of 2002, the Company utilized approximately $554,000 of inventory materials in production that had previously been written down to zero, the net of income tax effect to net loss was a benefit of $366,000.

Revenue for the six months ended March 31, 2003 was $19.0 million, an increase of 2.7% from $18.5 million for the same period in fiscal 2002. The net loss for the six months ended March 31, 2003 was $2.9 million, compared to net income of $246,000 for the same period in fiscal 2002. The loss per diluted share for the six months ended March 31, 2003 was $0.03 per share compared with income per diluted share of $0.00 for same period in fiscal 2002.

"Our revenue this quarter is approximately the same as the previous quarter, reflecting the fact that our business still remains negatively impacted by the continuing weak demand in the fiber optic communications industry. Our increased net operating loss is an effect of our continuing commitment to expand our R&D and Sales and Marketing team," said Dr. Muoi Van Tran, OCP's Chairman and CEO. "OCP's financial position remained strong at March 31, 2003 with approximately $140 million in cash, cash equivalents and marketable securities. We believe that we are moving in the right direction to strengthen OCP's market position when the fiber optics communication market rebounds."

The current economic environment and downturn in the telecommunications industry continues to limit the company's visibility with respect to its long-term revenue forecasts. In the short-term, revenue in the third quarter ending June 30, 2003 is expected to be within the range of $8 million to $10 million.


About OCP

OCP designs, manufactures and sells a comprehensive line of high performance, highly reliable fiber optic subsystems and modules for metropolitan area, local area and storage area networks. OCP's subsystems and modules include optical transmitters, receivers, transceivers and transponders that convert electronic signals into optical signals and back to electronic signals, enabling high-speed communication of voice and data traffic over public and private fiber optic networks. For more information visit OCP's web site at www.ocp-inc.com.

OCP was founded in 1991 and has its headquarters in Chatsworth, California. Furukawa Electric Co. Ltd., based in Tokyo, beneficially owns 59.6% of OCP's outstanding capital stock as of March 31, 2003.

Safe Harbor Statement under the Private Securities Litigation Reform Act of
1995:

This release contains forward-looking statements that involve risks and uncertainties. Actual results may differ materially from the results predicted. Important factors which could cause actual results to differ materially from those expressed or implied in the forward-looking statements include those detailed under "Risk Factors" and elsewhere in filings with the Securities and Exchange Commission made from time to time by OCP, including its periodic filings on Forms 10-K, 10-Q and 8-K. Other factors that could cause our actual results to differ materially from those expressed or implied in the forward-looking statements include the risks that the market downturn in the fiberoptic communications market will last longer than anticipated, our customers are unable to reduce their inventory levels in the near-term, and we are unable to diversify and increase our customer base. OCP undertakes no obligation to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

                      Optical Communication Products, Inc.
                            Statements Of Operations
                      (In thousands, except per share data)

                               Three months ended    Six months ended
                                    March 31,            March 31,
                                  2003     2002       2003      2002
                                   (Unaudited)         (Unaudited)

Revenue                          $9,568   $9,620     $18,968  $18,461

Cost of Revenue                   6,005    6,742      12,444   13,449

Gross Profit                      3,563    2,878       6,524    5,012

Operating expenses:

  Research and development        4,232    1,132       7,243    2,228
  Sales and marketing             1,103    1,147       2,062    1,880
  General and administrative      1,354    1,361       2,663    2,384

Total expenses                    6,689    3,640      11,968    6,492

Loss from operations             (3,126)    (762)     (5,444)  (1,480)

Other income, net                   492      867       1,084    1,890

Income (loss) before income
 taxes                           (2,634)     105      (4,360)     410

Income tax provision
 (benefit)                         (899)      42      (1,486)     164

Net Income (Loss)               $(1,735)     $63     $(2,874)    $246

Basic Shares                    110,720  108,103     110,131  108,063
Diluted Shares                  110,720  112,478     110,131  112,490

Basic earnings (loss) per
 share                           $(0.02)   $0.00      $(0.03)   $0.00
Diluted earnings (loss) per
 share                           $(0.02)   $0.00      $(0.03)   $0.00


                      Optical Communication Products, Inc.
                                  Balance Sheet
                 (In thousands, except share and per share data)

                                                 March 31,  September 30,
ASSETS                                             2003         2002
                                                (unaudited)
Current Assets:

  Cash and cash equivalents                      $69,214      $85,426
  Marketable securities                           70,874       65,774
  Accounts receivable less allowance for
   doubtful accounts:
    $409 at March 31, 2003 and $127 at
     September 30, 2002                            5,420        3,463
  Income taxes receivable                          2,422        1,008
  Inventories, net                                 5,924        7,415
  Deferred income taxes                            9,156        9,156
  Prepaid expenses and other current assets        2,261        1,367
Total current assets                             165,271      173,609

Property, plant and equipment, net                36,641       30,519
Other Assets                                       2,685          933

Total                                           $204,597     $205,061

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:
  Current portion of long-term debt                 $471         $471
  Accounts payable                                   969          623
  Accounts payable to related parties              1,455           30
  Accrued bonus                                    1,795        2,302
  Other accrued expenses                           2,874        2,200
  Income taxes payable                                78          118
Total current liabilities                          7,642        5,744

Long-term debt                                     1,118        1,353
Other long-term liabilities                          800          750
Deferred income taxes                                 18           18

STOCKHOLDERS' EQUITY:
  Class A - common stock, $.001 par value;
   200,000,000 shares authorized, 44,767,495
   and 43,035,110 shares issued and outstanding
   at March 31, 2003 and September 30, 2002,
   respectively.                                      45           43
  Class B - common stock $.001 par value;
   66,000,000 shares authorized, 66,000,000
   shares issued and outstanding at March 31,
   2003 and September 30, 2002, respectively.         66           66
  Additional paid-in capital                     132,045      131,350
  Retained earnings                               62,863       65,737
          Total stockholders' equity             195,019      197,196

Total                                           $204,597     $205,061

___________________
Contact:
     Optical Communication Products, Inc.
     Susie Nemeti, (818) 701-0164

                                                                    EXHIBIT 99.3


                                                                FINAL TRANSCRIPT




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      [GRAPHIC OMITTED][GRAPHIC OMITTED]
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   CCBN StreetEvents Conference Call Transcript

   OCPI - Q2 2003 Optical Communication Products Earnings Conference Call

   Event Date/Time: Apr. 28. 2003 / 5:00PM ET
   Event Duration:  24 min






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OCPI - Q2 2003 Optical Communication Products Earnings Conference Call
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CORPORATE PARTICIPANTS
Muoi Van Tran
Optical Communication Products - Chairman and CEO

Susie Nemeti
Optical Communication Products - CFO and VP of Finance



CONFERENCE CALL PARTICIPANTS
Dave Kang
Roth Capital Partners - Analyst







PRESENTATION


--------------------------------------------------------------------------------
Operator


 Good day, ladies and gentlemen. And welcome to your Optical Communications Products 2003 second earnings conference call. At this time all participants are in a listen-only mode. Later we will conduct a question-and-answer session and instructions will follow at that time. If anyone should require assistance during the program, please press star then zero on your touch-tone telephone. As a reminder, ladies and gentlemen, this conference call is being recorded. I would now like to introduce your host of today's call, Dr. Tran. Please go ahead.


--------------------------------------------------------------------------------
 Muoi Van Tran  - Optical Communication Products - Chairman and CEO


 Thank you, Jonathan. Welcome to our conference call to discuss OCP's financial results for our second quarter which ended on March 31, 2003. Before we begin with the substance of this call, I would appreciate your patience while I read the legal disclaimer. During the course of this conference call, we may make forward-looking statements regarding future events of the future performance of OCP. Forward-looking statements inherently involve risks and uncertainties and therefore actual events or results could differ materially from those stated or implied in the forward-looking statements.

We refer you to the documents that OCP files from time to time with the Securities and Exchange Commission, most recently the company's registration segment on form S-1, effective on November 2, 2000. And our periodic filings on forms 10-K and 10-Q. These documents contain and identify important factors that would cause actual results to differ materially from those contained in any forward-looking statements, including, without limitation, those factors described under the caption Risk Factors and Management's Discussions and Analysis of financial conditions and results of operations.

Now we would like to begin with the call. I would like to introduce you to Susie Nemeti, our CFO. She will review with you our financial numbers for the quarter. Susie?


--------------------------------------------------------------------------------
 Susie Nemeti  - Optical Communication Products - CFO and VP of Finance


 Thank you, Tran. In our financial results for the quarter that ended in March 31, 2003, which is our second quarter of fiscal year ending September 30, 2003, we completed the quarter with revenue of $9.6 million, which is no change compared to the second quarter of fiscal year 2002.


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OCPI - Q2 2003 Optical Communication Products Earnings Conference Call
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The net loss for the second  quarter was $1.7 million,  compared to a net income of $63,000 for the second quarter of fiscal 2002. The loss per diluted share for the second quarter of fiscal 2003 was two cents per share compared to a net income per diluted share of zero cents for the second quarter of fiscal 2002. The net loss for the second quarter of 2003 included approximately $366,000 of excess inventory benefits which is net of related income tax expense. The amount, again, is $366,000.

In the second quarter revenue increased 1.8% to $9.6 million from $9.4 million in the first quarter of fiscal 2003. Our gross margin for the second quarter of fiscal year ending 2003 was 37.2%. Our cash, cash equivalents, including marketable securities at the end of our second quarter, 2003, is approximately $140 million, compared to $142 million at the end of December 31, 2002.

The decrease in cash is due to the acquisition of the parallel optical module assets and the intellectual property of Gore Photonics. This transaction closed on January 31, 2003. Our capital expenditures for the current quarter is primarily due to the purchase price associated with the acquisition of capital equipment from Gore Photonics. Our days of sales outstanding is at 51 days, with inventories at 89 days or turning approximately four times.

We currently have 288 team members at OCP. We have a total of 77 engineers, 66 of them in research and development, and 11 in manufacturing. Now, on the operations side, our total overhead and operating expenses for the quarter ended March 31, 2003 is approximately $9 million. And we expect that the total overhead in operating expenses in absolute dollars in the next quarter will be in the range of $9 to $11 million.

With that, let me turn this conference back to Tran.


--------------------------------------------------------------------------------
 Muoi Van Tran  - Optical Communication Products - Chairman and CEO


 Thank you, Susie. As you may already know, OCP's business focuses on providing active fiber optic modules and subsystems for the metropolitan area networks, or MAN, local area networks, or LAN, and storage area networks or SAN. We offer our customers a very extensive and complete product set of active modules and subsystems to serve into these optical networks, namely optical transmitters, optical receivers, optical transceivers, and optical transponders with operating data rates ranging from OC1 , OC3, OC12 to gigabit Ethernet and fiber channel, OC48 or 2.5 gigabits a second and OC192, or 10 gigabits a second. With linked distances, ranging from several hundred meters to over 100 kilometers, and for indoor as well as outdoor environments.

I'm sure you all know by now our fiber optics communications industry has been in a downturn for some time. Our results for this quarter reflect the continuing weak demand of the market. Susie has already revealed with you our financial numbers. I will provide some comments on our customer base, our product mix and our strategy going forward.

As far as customers are concerned, in this quarter, we have three customers which are above 10% of revenue, namely Cisco Systems, Acterna, and Alcatel. Cisco Systems accounted for about 13% of our revenue for the second quarter of fiscal year 2003, slightly up from about 12% in the previous quarter. Acterna accounted for about 12% of our revenue for the second quarter, slightly down from about 13% in the previous quarter. Alcatel accounted for about 12% of our revenue for the second quarter, slightly up from about 11% in the previous quarter. In terms of key customers, our top-hand customers for this quarter include, in alphabetical order, Acterna, Alcatel , CIENA, Cisco Systems , Huawei Technologies , Nortel Networks, and four other customers. Together, as these top ten customers accounted for about 64% of our revenue for the second quarter of fiscal year 2003.

Application wise, for the second quarter our revenue breakdown was about 81% in the metropolitan area networks and about 11% in the LAN and SAN networks. Our revenue in the second quarter was roughly 55% in OC3, OC-12, 13% in OC48, and 21% in Ethernet and fiber general applications.

Now let's talk about our business outlook. The current environment is still slow. Visibility is still limited. Our back log in this quarter was slightly higher than our backlog entering the quarter. Although it has become more and more difficult to estimate future results in this current environment, our revenue in the third quarter ending on June 30, 2003 is expected to be within the range of $8 million to $10 million.

Overall, we are pleased by our progress in our plans to invest strategically to enhance our capabilities in operations. Despite the challenge in market environment, we are committed to expanding our research and development capability as well as our sales and marketing operations. OCP's financial position remains strong with about $140 million in cash, cash equivalents, and marketable securities at the end of March, 2003.

We believe that OCP has a good position in our target market., and going forward we believe that our plan will further solidify and enhance our position and enable us to take advantage of the opportunity when the market recovers. That concludes our prepared statements. We'll be happy to answer any comments or questions you may have. Thank you very much.



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OCPI - Q2 2003 Optical Communication Products Earnings Conference Call
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QUESTION AND ANSWER



--------------------------------------------------------------------------------
Operator


 Thank you, ladies and gentlemen. If you have a question at this time, please press the 1 key on your touch-tone telephone. If your question has been answered and you wish to remove yourself from the queue, please press the pound key. One moment for our first question. Our first question comes from Dave Kang from Roth Capital Partners.


--------------------------------------------------------------------------------
 Dave Kang  - Roth Capital Partners - Analyst


 Yes. What was your depreciation and amortization, and in terms of your guidance for the June quarter, before you've been giving guidance of $7 million to $9 million for three or four quarters and now you've actually raised the window. Is that because of, what, better visibility or because of your recent investments in the last couple of quarters? Thank you.


--------------------------------------------------------------------------------
 Susie Nemeti  - Optical Communication Products - CFO and VP of Finance


Hi, Dave. The depreciation and amortization for the second quarter was about $1.1 million. Last quarter it was about $1 million.


--------------------------------------------------------------------------------
 Muoi Van Tran  - Optical Communication Products - Chairman and CEO


 Regarding the question of guidance for this quarter, we provided guidance of $8 million to $9 million versus previous quarters where we provided guidance of between $7 million and $9 million. We basically give the guidance according to our best estimate as of that time. So, as I mentioned, our backlog exiting the quarter was slightly higher than the backlog entering. In the previous quarter, our backlog was lower than the backlog entering. So it's tough. A little bit of a difference. And we provided the guidance, like I said, as we did, based on our best knowledge at this time. Visibility is still limited, as I mentioned.


--------------------------------------------------------------------------------
 Dave Kang  - Roth Capital Partners - Analyst


 Fair enough. Regarding Acterna as your customer, can you talk about their order activities and their payment schedule? And as far as going back to the revenue guidance, do you expect revenue mix for the June quarter by products to be fairly comparable or do you expect any one particular segment to outperform others?


--------------------------------------------------------------------------------
 Muoi Van Tran  - Optical Communication Products - Chairman and CEO


 We'll have Susie take the first question.


--------------------------------------------------------------------------------
 Susie Nemeti  - Optical Communication Products - CFO and VP of Finance


Regarding Acterna's payments, we have multiple activities going on with Acterna, depending upon which part of the world we're talking about. The majority of the revenue that we generate from Acterna is actually through manufacturers. So their purchase orders coming to us are actually from the CMs themselves. But we do monitor both CM and Acterna, their cash position and also the number of days it is taking them to pay. So, we do keep a close eye on both the CM and also Acterna. It's typically our normal collection process that we go through.


--------------------------------------------------------------------------------
 Muoi Van Tran  - Optical Communication Products - Chairman and CEO


 Did that answer your first question?


--------------------------------------------------------------------------------
 Dave Kang  - Roth Capital Partners - Analyst


 Yes, it does.


--------------------------------------------------------------------------------
 Muoi Van Tran  - Optical Communication Products - Chairman and CEO


 Let me try to answer the second question regarding the product mix for the June quarter. I think if you look back at our product mix for the March quarter, it's fairly similar to the one that we reported in December. I think the only difference is that we have higher percentage of the internet fiber general for the March quarter compared to the December quarter. And that's kind of the result of what I've been mentioning before is that we're trying to expand a little bit our presence into the LAN and SAN market. Going forward to the June quarter, the product mix probably won't vary much from the March quarter. There may be some changes, but I don't think there will be big changes.


--------------------------------------------------------------------------------
 Dave Kang  - Roth Capital Partners - Analyst


 Okay. And just lastly, can you just give us a little bit more color in terms of pricing, lead times and channel inventories? And lastly, regarding the insider selling program, is it still active? And if so, do you still expect it to be finished by this June? Thank you.


--------------------------------------------------------------------------------
 Muoi Van Tran  - Optical Communication Products - Chairman and CEO



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OCPI - Q2 2003 Optical Communication Products Earnings Conference Call
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As far as pricing, the market is competitive and we have many competitors in our market. Pricing, however, has generally stabilized, although pricing typically decreases over time.

Our lead times tend to be very much the same. We typically quote to our customers that the general standard lead time is four weeks to six weeks for our products. Four weeks is generally quoted for more established products and six weeks is generally quoted for newer products. So, that's our general lead time that we would provide to our customers, and we've had, basically, very similar lead times for a long time. As far as the insider selling program, I think we announced an insider selling program back -- if I remember correctly -- in May of last year. That plan is still effective and basically would end whenever that plan says, so the content of that press release is still true.


--------------------------------------------------------------------------------
 Dave Kang  - Roth Capital Partners - Analyst


 Thank you.


--------------------------------------------------------------------------------
Operator


 Thank you. Once again, ladies and gentlemen if you have a question at this time, please press the 1 key on your touch-tone telephone. Our next question is a follow-up from Dave Kang.


--------------------------------------------------------------------------------
 Dave Kang  - Roth Capital Partners - Analyst


 Okay. Looks like we have a one-on-one session here.


--------------------------------------------------------------------------------
 Muoi Van Tran  - Optical Communication Products - Chairman and CEO


 Okay.


--------------------------------------------------------------------------------
 Dave Kang  - Roth Capital Partners - Analyst


 Can you just talk about the status of the VCSEL product rollout from your Cielo and Gore acquisitions and what else is in the pipeline that we should be looking for in terms of new product rollout over the next two to four quarters ? Thank you.


--------------------------------------------------------------------------------
 Muoi Van Tran  - Optical Communication Products - Chairman and CEO


 Okay. The first part is the rollout of the VCSEL product technology that we acquired from Cielo and Gore. I would say that there will be either zero or very small revenue contributions for the fiscal year 2003 for those products. But, we expect to recognize revenue for fiscal year 2004. In terms of products that we have in the pipeline, I think we announced a couple months ago the introduction of our SFP product with the VCSEL diagnostics, and obviously that is a new product family that we have been introducing.

So we are continually working on that product family and basically introducing to our customer products under that family one by one basically with OC3 , OC12 and Ethernet and OC48 and longer distance higher performance and so on. So, we think that basically there are many, many product categories under that family that we'll be rolling out to our customers within the next few quarters.


--------------------------------------------------------------------------------
 Dave Kang  - Roth Capital Partners - Analyst


 Okay. And there's been a lot of changes in the optical component space. Can you just give us the latest update in terms of competitive scene is concerned?


--------------------------------------------------------------------------------
 Muoi Van Tran  - Optical Communication Products - Chairman and CEO


 I think, you know, the -- there has been some changes in the marketplace, but generally speaking our competition still remains roughly the same. We basically compete with different types of competitors. One type would be the fiber optic business within a much bigger diversified company. A second type would be more of -- you could say fiber optic fuel play, I guess, suppliers. So, we compete -- in the first type, we could compete with companies like Agilent Technologies and ExceLight, which is a subsidiary of Sumitomo Electric for example. And the second type we could compete with companies like Finisar's or Stratos Lightwave, for example. And each company is different. And each company's plan is different, too.

But as far as we're concerned, we focus on working our company according to our plan going forward so that we could be in a favorable position when the market recovers. The competition is still similar, yes.


--------------------------------------------------------------------------------
 Dave Kang  - Roth Capital Partners - Analyst


 Okay. And just lastly, I don't think you disclosed what the cap ex was. I think you talked about it was up because of the Gore acquisition. But I don't know whether you actually told us what the cap ex was. And what do you think that will be for this June quarter? Thank you.


--------------------------------------------------------------------------------
 Susie Nemeti  - Optical Communication Products - CFO and VP of Finance


Regarding cap ex, there's a net increase in our fixed asset and also what we call the other long-term asset or what you call intangible assets like items such as patents or intellectual property types of



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OCPI - Q2 2003 Optical Communication Products Earnings Conference Call
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things.  The net increase there is approximately  $3.8 million.  Out of the $3.8 million, $3.4 is for the acquisition of the assets, certain assets from Gore Photonics. The remainder, about 400,000, would be the additional equipment we have brought into OCP, mainly for our research and development in the manufacturing areas. Looking forward in the future, relatively should be about similar numbers, we're looking at about half a million. So typically about -- I would have to say -- about 5% to 7% would be the cap ex that we have on an annual basis.


--------------------------------------------------------------------------------
 Dave Kang  - Roth Capital Partners - Analyst


 All right. Thank you very much.


--------------------------------------------------------------------------------
 Muoi Van Tran  - Optical Communication Products - Chairman and CEO


 Thank you, David.


--------------------------------------------------------------------------------
Operator


 Thank you. I'm not showing any further questions in the queue at this time.


--------------------------------------------------------------------------------
 Muoi Van Tran  - Optical Communication Products - Chairman and CEO


 Okay. You know, we can complete our conference call here. I would like to thank you all for attending, and we look forward to seeing you again in the next quarter conference call. Thank you again.


--------------------------------------------------------------------------------
Operator


 Thank you, ladies and gentlemen, for your participation in today's conference. This does conclude the program. You may now disconnect. Good day.



--------------------------------------------------------------------------------

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